September 11, 2018

Via EDGAR Submission and Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Isaac Esquivel, Accountant
Office of Real Estate & Commodities

RE:     Whitestone REIT
Form 10-Q for the Quarterly Period ended June 30, 2018
Filed August 9, 2018
File No. 001-34855
Dear Mr. Esquivel:
Whitestone REIT (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 27, 2018 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 (the “Quarterly Report”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Defined terms used but not otherwise defined herein have the meanings given to them in the Quarterly Report.

Note 6. Investment in Real Estate Partnership, page 13

1.
We note your determination that the Contribution in December 2016 did not meet the requirements for derecognition of the underlying assets. Please provide us with a detailed analysis of how you reached your conclusion for the period beginning on January 1, 2018, citing relevant accounting literature.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, on January 1, 2018, the Company adopted the following new accounting pronouncements:

•	Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and related amendments (“ASU 2014-09”). ASU 2014-09 amended the Accounting Standards

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Codification (“ASC”) to include a new section, ASC 610-20, Gains and Losses from the Derecognition of non-financial assets (“ASC 610-20”). ASC 610-20 addresses the recognition and transfer of non-financial assets and “in-substance non-financial assets”(1) for contracts with non-customers and superseded industry specific real estate guidance in ASC 360-20, Real Estate Sales, which applied to the Contribution in previous periods. However, ASC 610-20 specifically excluded businesses from its scope.

•
ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). ASU 2017-01 amended and narrowed the definition of a business by excluding from the definition a business transaction that involves assets where substantially all of the fair value of the assets is concentrated in a single identifiable asset or a group of similar identifiable assets.

a. Transition to the New Guidance
The Company adopted ASU 2014-09 using the modified retrospective method and the practical expedient included in ASC 606-10-65-1 (h), which allowed the Company to consider only contracts that were not completed as of the transition date (January 1, 2018). In accordance with ASC 606-10-65-1 (c)(2), a completed contract is a contract for which all (or substantially all) of the revenue was recognized in accordance with revenue guidance that is in effect before the date of initial application.
As of the transition date, the Company had not recognized any revenue associated with the Contribution and it was not considered a completed contract for purposes of the transition guidance. Under the modified retrospective method, an entity must recognize the cumulative effect of initially applying the new revenue recognition guidance as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for the annual reporting period that includes the date of initial application.

(1) In accordance with ASC 610-20-15-5, an in-substance nonfinancial asset is a financial asset (for example, a receivable) promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in nonfinancial assets. If substantially all of the fair value of the assets that are promised to a counterparty in a contract is concentrated in nonfinancial assets, then all of the financial assets promised to the counterparty in the contract are in-substance nonfinancial assets. For purposes of this evaluation, when a contract includes the transfer of ownership interests in one or more consolidated subsidiaries that is not a business, an entity shall evaluate the underlying assets in those subsidiaries.

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The Company considered the adoption of the new standards and the impact on the accounting for the Contribution as of the transition date and determined that the assets transferred in the Contribution did not meet the definition of a business in accordance with ASU 2017-01, and that the Contribution was not a contract with a customer and was outside the scope of ASC 606. In making these determinations, the Company considered the following:

•
Not a Business: In accordance with ASC 805-10-55-5A, “If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities.” The Company determined that over 98% of the value of the Contribution was concentrated in the Pillarstone Properties, which the Company considered to be a group of similar identifiable assets under the standard.

•
Not a Contract with a Customer: ASC 606-10-15-3 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” As such, contracts with a counterparty other than a customer do not fall within the scope of ASC 606. As further described in the Quarterly Report, the Company is a Maryland real estate investment trust (“REIT”) engaged in owning and operating Community Centered Properties®, which the Company defines as visibly located properties in established or developing culturally diverse neighborhoods in its target markets. The Pillarstone Properties represented non-core properties that did not fit the Company’s Community Centered Property® strategy and were primarily properties that were owned when the Company’s current management team assumed the management of the Company in 2006. Therefore, the transfer of the Pillarstone Properties was not an output of the Company’s ordinary activities. Further, Pillarstone Capital REIT Operating Partnership LP (“Pillarstone OP”) is not a customer of the Company.

Consequently, the Company determined that the Contribution was an uncompleted contract for an “in-substance nonfinancial asset” and therefore the Contribution should be assessed based on the new guidance in ASC 610-20. ASC 610-20-15-2 applies to gains or losses recognized upon the derecognition of nonfinancial assets and in-substance nonfinancial assets. Nonfinancial assets within the scope of ASC 610-20-15-2 include intangible assets, land, buildings, or materials and supplies and may have a zero carrying value.

b. Assessment of ASC 610-20
In accordance with ASC 610-20-25-2 through 25-4, an entity shall first evaluate whether it has (or continues to have) a controlling financial interest in the legal entity that holds the nonfinancial assets and/or in-substance nonfinancial assets that have been transferred by applying the guidance in Topic 810 on consolidation. If an entity determines it has (or continues to have) a controlling financial interest in the legal entity that holds the nonfinancial assets or in-substance nonfinancial assets, it shall not derecognize those assets and shall apply the guidance in paragraphs 810-10-45-21A through 45-24. Any nonfinancial assets or in-substance nonfinancial assets transferred that are held in a legal entity in which the entity does not have (or ceases to have) a controlling financial interest shall be further evaluated in accordance with the guidance in paragraphs 610-20-25-5 through 25-7.

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As further described in Note 6 to the consolidated financial statements included in the Quarterly Report, after discussions with the Staff and the Office of the Chief Accountant of the SEC (“OCA”), and consideration of the facts and circumstances, the Company determined that it does NOT have a controlling financial interest in the entities that own the Pillarstone Properties in accordance with Topic 810, and further concluded that ASC 610-20 was applicable.
In accordance with ASC 610-20-25-5, “after applying the guidance in paragraphs 610-20-25-2 through 25-4, an entity shall next evaluate a contract in accordance with the guidance in paragraphs 606-10-25-1 through 25-8. If a contract does not meet all of the criteria in paragraph 606-10-25-1, an entity shall not derecognize the nonfinancial assets or in-substance nonfinancial assets transferred, and it shall apply the guidance in paragraph 350-10-40-3 to any intangible assets and the guidance in paragraph 360-10-40-3C to any property, plant, and equipment. An entity shall follow the guidance in paragraphs 606-10-25-6 through 25-8 to determine if and when a contract subsequently meets all of the criteria in paragraph 606-10-25-1.”
As such, the Company assessed whether the contract existence criteria in ASC 606 was met before a sale could be recorded. Under ASC 606-10-25-1 (e), collectability of substantially all of the consideration to which the entity expects to be entitled affects the evaluation of whether a contract exists. Upon a determination that it is not probable that the entity will collect substantially all of the consideration to which it will be entitled (i.e., a determination that the collectability threshold is not met), no contract is deemed to exist, and no sale can be recorded.
As consideration for the Contribution, the Company received Pillarstone OP Units, which may be tendered to Pillarstone OP for redemption for cash at a future date, and the assumption of an aggregate of $50.4 million of the Company’s liabilities by Pillarstone OP. Also, as part of the Contribution, the Company provided a $15.5 million loan to Pillarstone OP and provided guarantees to the third-party lenders owed the $50.4 million of liabilities assumed by Pillarstone OP. The Company believes that, due to the current liquidity and cash flow of Pillarstone OP, collectability of the expected proceeds from the contract is not probable, as Pillarstone OP does not have cash sufficient to redeem the Pillarstone OP Units, repay the $15.5 million loan due to the Company, or to replace the guarantees required by the third-party lenders on the liabilities assumed by Pillarstone OP.
Management concluded that the Contribution had not met the collectability requirement in ASC 606-10-25-1 (e) as of the date of adoption and such condition continued as of June 30, 2018. As such, the Company concluded it should not derecognize the in-substance nonfinancial assets associated with the Contribution as of January 1, 2018 and June 30, 2018
Without regard to the collectability assessment, the Company also evaluated the Contribution in accordance with ASC 610-20-25-6 through 25-7, which states that if an entity has not retained a controlling financial interest in a subsidiary, it should derecognize the nonfinancial asset or in-substance nonfinancial asset when it transfers control of the assets in a manner consistent with the principles in ASC 606 as follows:

•ASC 610-20-25-6 provides: “Once a contract meets all of the criteria in paragraph 606-10-25-1, an entity shall identify each distinct nonfinancial asset and distinct in-substance nonfinancial asset promised to a counterparty in accordance with the guidance in paragraphs 606-10-25-19 through 25-22. An entity shall derecognize each distinct asset when it transfers control of the asset in accordance with paragraph 606-10-25-30. In some cases, control of each asset may transfer at the same time such that an entity may not need to separate and allocate

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consideration to each distinct nonfinancial asset and in-substance nonfinancial asset. That may be the case, for example, when a parent transfers ownership interests in a consolidated subsidiary that holds nonfinancial assets (or nonfinancial assets and in-substance nonfinancial assets) and ceases to have a controlling financial interest in the subsidiary in accordance with Topic 810. However, control of each asset may not transfer at the same time if the parent has control of some of the assets in accordance with paragraph 606-10-25-30 (for example, through repurchase agreements).”

•ASC 610-20-25-7 provides “For purposes of evaluating the indicators of the transfer of control in paragraph 606-10-25-30, if an entity has (or continues to have) a noncontrolling interest in the legal entity that holds the nonfinancial assets or in-substance nonfinancial assets as a result of the transaction, the entity shall evaluate the point in time at which the legal entity holding the assets obtains (or has) control (for example, by evaluating whether the legal entity can direct the use of, and obtain substantially all of the benefits from, each distinct nonfinancial asset or in-substance nonfinancial asset within it)…”

i. Assessment of ASC 606-10-25-30
The Company assessed the Contribution as of the adoption date to determine if control had passed to Pillarstone OP using the control definition in ASC 606. For purposes of determining whether control has passed in the transfer of a non-financial asset or an in-substance nonfinancial asset, ASC 606-10-25-25 defines control as an entity’s ability to direct the use of and obtain substantially all of the remaining benefits of an asset. In accordance with ASC 606-10-25-30, an entity shall consider indicators of the transfer of control, which include, but are not limited to, the following:

a.    “The entity has a present right to payment for the asset-If a customer presently is obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.”
The Contribution did not involve the transfer of any cash. The consideration included the issuance of Pillarstone OP Units to the Company that may be tendered to Pillarstone OP for redemption for cash at a future point in time. As of December 31, 2017, and June 30, 2018, Pillarstone OP did not have cash sufficient to redeem the Pillarstone OP Units. In addition, Pillarstone OP did not have cash sufficient to repay the $15.5 million note payable to the Company or the ability to provide the guarantees to the third-party lenders for the $50.4 million owed by Pillarstone OP. Therefore, due to Pillarstone’s current financial position, the Company’s present right to payment from Pillarstone OP is non-substantive.
b.    “The customer has legal title to the asset-Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.”
The legal titles to the Pillarstone Properties were transferred to Pillarstone OP in the Contribution. However, the legal titles to the Pillarstone Properties are subject to lender liens and additional guarantees by the Company. In the event of a default by Pillarstone OP on the

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mortgages, the lenders with liens and the Company with additional guarantees would have legal rights to the Pillarstone Properties.
c.    “The entity has transferred physical possession of the asset-The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, and 606-10-55-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.”
The Company believes that physical possession has not transferred to Pillarstone OP since the Company continues to control the Pillarstone Properties pursuant to the Management Agreements, including providing property management, leasing, day-to-day property advisory and administrative services, operations, financing, and strategic decisions regarding continued operation or sales of the Pillarstone Properties. Further, the Management Agreements provide for the Company to manage various administrative responsibilities relating to Pillarstone Capital REIT (“Pillarstone REIT”), including maintaining monthly accounting records, contracting to have an annual audit on the Pillarstone REIT financial statements, preparation of workpapers for the annual audit, assisting the auditors to complete the annual audit, assisting in the preparation of, and/or engaging service providers to prepare the annual tax returns for Pillarstone REIT, Pillarstone OP and other entities, as required, assisting in the preparation of the SEC financial reports and other filings, including but not limited to Form 4s and Form 8-Ks. Additionally, Pillarstone REIT has only two part-time employees, both of which are full-time employees of the Company. As a result, while Pillarstone OP technically has the right to terminate the Management Agreements at this time (the Management Agreements became cancellable on 30 days’ notice after December 31, 2017 and will expire on December 31, 2018 after which they will automatically renew on a month to month basis unless earlier terminated), the Company believes that to do so would be impractical, as neither Pillarstone REIT nor Pillarstone OP has employees responsible for directing the day to day business decisions that directly impact its economic performance.
d.    “The customer has the significant risks and rewards of ownership of the asset-The transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.”
As of June 30, 2018, the Company owned 81% of the equity interest in Pillarstone OP. In accordance with the Pillarstone OP partnership agreement, profits and losses are shared among the general partner and limited partner interest(2) based on the holder’s total equity ownership percentage. The Company’s 81% limited partnership interest is allocated 81% of the profits

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and losses and Pillarstone REIT’s 19% general partner interest is allocated 19% of the profits and losses. In addition, as of June 30, 2018, the Company, through a subsidiary, provided $15.5 million of Pillarstone OP’s debt and guaranteed the remaining $50.4 million of Pillarstone OP’s total debt of $65.9 million. Therefore, the Company believes the significant risk and rewards of ownership have not passed to Pillarstone OP.
e.    “The customer has accepted the asset-The customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.”
Pillarstone OP accepted the Pillarstone Properties upon consummation of the Contribution.
After consideration of the factors above, the Company believes that the most critical considerations in a real estate transaction are risk and rewards of ownership, physical possession and right to payment. Therefore, the Company believes control of the Pillarstone Properties has not passed to Pillarstone OP and the Pillarstone Properties should not be derecognized upon adoption of the new revenue recognition standard and related amendments.

c. Over Time Revenue Recognition or Point in Time
Under ASC 606/610-20, the seller of a nonfinancial asset (e.g., real estate) should evaluate whether a performance obligation is satisfied (and the related gain or loss recognized) when control of the underlying assets is transferred to the purchaser. An entity must first determine whether control is transferred over time or at a point in time. If control is transferred over time, the related revenue is recognized over time as the good or service is transferred to the customer.
In accordance with ASC 606-10-25-27, an entity transfers control over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a. The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. Examples include routine or recurring services (such as a cleaning service) in which the receipt and simultaneous consumption by the customer of the benefits of the entity’s performance can be readily identified.
The above criteria is not met as Pillarstone does not simultaneously receive and consume the benefits provided by the Company’s transfer of the Pillarstone Properties because the Pillarstone Properties are constructed assets.

(2) The partnership agreement provides for two classes of limited partnership interest, the OP Units and the LTIP Units. Currently the only LP units outstanding are the Pillarstone OP Units held by the Company.

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b. The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.
The above criteria is not met as the transfer of the Pillarstone Properties does not create or enhance an asset (for example, work in process) that Pillarstone OP controls as the Pillarstone Properties are not created or enhanced by the Contribution.
c. The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.
The above criteria is not met as the Company is not creating an asset nor does the Company have an enforceable right to payment for performance completed to date.
As a result, because the Contribution does not meet the over time criteria for revenue recognition, the Company determined that control should be determined at a point in time.

d. Differences between a “controlling financial interest” and “control”
The Company respectfully acknowledges that, after consideration of the OCA’s objection to the Company’s original accounting, the Company determined that it should not have accounted for Pillarstone OP in its financial statements under the variable (“VIE”) accounting guidance since the Contribution in December 2016 because the Company was not the primary beneficiary of Pillarstone OP. However, the assessment of “control” for purposes of determining when to recognize a sale of a non-financial asset under ASC 610/606 and the assessment of a “controlling financial interest” in a business sale under ASC 810 are different in many aspects.
In accordance with ASC 810-10-25-38A, a reporting entity has a controlling financial interest in a VIE and is the primary beneficiary if it has both of the following characteristics:

a.    The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (the “Power Criteria”); and
b.    The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights (the “Economics Criteria”).
Generally, the evaluation of economic performance, and therefore determining which reporting entity has power over the activities that most significantly affect the VIE’s economic performance, takes into account the life of the legal entity. The assessment of a controlling financial interest considers the life of the legal entity. However, in assessing control under ASC 606, “present rights” generally are considered rather than future events
Because of the differences noted above, the Company believes the determination of the transfer of a controlling financial interest under ASC 810-10 relating to the sale of a business and the transfer of control under ASC 610-20 relating to the sale of non-financial assets and in-substance non-financial asset result in different conclusions regarding the timing of recognition of the Contribution.

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Item 4. Controls and Procedures, page 52

2.
Please tell us how you considered the identification and correction of the accounting errors related to the consolidation of Pillarstone OP in your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2018 and December 31, 2017.

Response to Comment No. 2
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company assessed the impact of the errors related to the consolidation of Pillarstone OP on the Company’s previously issued financial statements and concluded that the change in accounting treatment of the Contribution was not materially different than the original accounting and that disclosure controls and procedures and internal control over financial reporting were effective as of June 30, 2018 and December 31, 2017.
Management believed and continues to believe that the proper accounting treatment for the Contribution required significant judgment and consideration of the facts and circumstances and required the application of one of two possible accounting standards:

1.
The Contribution did not result in the transfer of a controlling financial interest in the entities that own the Pillarstone Properties and the Company should account for the Contribution agreement under the VIE requirements of ASC 810: or

2.
A controlling financial interest in Pillarstone OP was transferred to Pillarstone OP and the Company should account for the Contribution under ASC 360-20, Real Estate Sales during the periods prior to January 1, 2018 and ASC 610-20, Gains and losses from the Derecognition of Nonfinancial Assets for the periods after December 31, 2017.

After discussions with the OCA, and consideration of the facts and circumstances, the Company determined that it does NOT have a controlling financial interest in the entities that own the Pillarstone Properties in accordance with Topic 810, and further concluded that ASC 360-20 was applicable for periods prior to January 1, 2018 and that ASC 610-20 was applicable to periods after December 31, 2017.
Management believes that the accounting treatment under either standard would not have and did not require the Company to deconsolidate the assets associated with the Contribution. The resulting accounting treatment under either application was not materially different and the misstatement did not and would not have a material impact on our consolidated financial statements. Therefore, management determined that the errors resulted in a significant deficiency rather than a material weakness and that disclosure controls and procedures and internal control over financial reporting (“ICFR”) were effective as of June 30, 2018 and December 31, 2017.
In making this assessment, we considered disclosure controls and procedures and ICFR as defined in Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Disclosure controls and procedures help to ensure that disclosure required by SEC rules and regulations is properly accumulated and communicated by our management team to allow for timely decisions to enable appropriate disclosure to the SEC, including in the Company’s periodic reports. ICFR is a subset of disclosure controls and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

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1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

3)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Our management team assessed the effectiveness of our ICFR as of December 31, 2017 and June 30, 2018 and concluded that ICFR was effective In performing this assessment, management followed guidance in Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release Nos. 33-8238; 34-47986; IC-26068; June 5, 2003) which states that the final rules “preclude management from determining that a company’s internal control over financial reporting is effective if it identifies one or more material weaknesses in the company’s internal control over financial reporting.” Management further followed the guidance in Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Release Nos. 33-8809, 34-55928, FR-76; File Nol. S7-24-06; June 20, 2007) that defines a material weakness as a “deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.”
Management evaluated the materiality of the errors relating to its prior consolidation of Pillarstone OP under the requirements of ASC 810 qualitatively and concluded that they were not material to the financial statements of any period presented and has elected to correct them in Quarterly Report and in future filings. The error corrections impacted total assets, total liabilities and total equity as of December 31, 2017 by 0.4%, 0.7% and 0.02%, respectively. There was no impact on net income attributable to Whitestone REIT common shareholders. Management further concluded that the proper accounting treatment was to apply ASC 360-20 to the Contribution agreement for periods prior to January 1, 2018 and ASC 610-20 for subsequent periods. Neither application would have resulted in the deconsolidation of the underlying assets and the misstatement did not represent a material weakness in ICFR. In making this assessment, management considered that no accounts/earnings were materially incorrect in the prior financial statements or could have been materially incorrect.
Management also considered controls in place designed to address unusual transactions and assessed the operating effectiveness and design of such controls. Management noted that the Company had the following controls and procedures:

1.	Each reporting period, management completes a disclosure checklist to assess compliance with accounting and reporting requirements. The disclosure checklist was competed for each relevant period.

2.
Dispositions follow an approval authority matrix which require various approvals, depending on materiality, for both authorization of the disposition and approval of the accounting journal entries. The Contribution was approved by the Board of Trustees and the relevant accounting entries were approved in accordance with the Company’s approval matrix.

3.
The Company prepares an accounting position memo for all non-recurring, unusual or complicated transactions. The Company discussed this accounting position memo with its audit committee. The Company recognized the unusual nature of the transaction and engaged qualified advisors to assist the Company in determining and documenting the Company’s accounting treatment. The use of advisors to assist with the accounting for such transactions

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was not a documented ICFR policy. Management believes that transactions requiring significant judgment and interpretation may require the engagement of more than one advisor to assist in the determination of the proper accounting treatment. Management has implemented, or is in the process of implementing, policies that require the engagement of accounting advisor(s) for transactions that are non-recurring, unusual or complicated.

The Company believes there are other qualitative factors that indicate that previously identified accounting errors were not material, including that they do not affect the Company’s compliance with debt covenant requirements or the financial metrics followed by analysts, such as FFO. The Company undertakes to adjust historical line items in its future filings to reflect the revised accounting treatment of Pillarstone OP and to provide appropriate disclosures.
Management considered whether or not there was a reasonable probability that a material misstatement could have occurred using the guidance set forth in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Release Nos. 33-8810; 34-55929; FR-77; File No. S7-24-06). The guidance provides risk factors that affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial statement amount or disclosure. These factors include, but are not limited to, the following, which management used to determine its conclusions.

•	The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk);

◦
The Contribution involved the transfer of the Pillarstone Properties to Pillarstone OP, a related party of the Company, as a result of its common shareholders and overlapping board representation and management. In order to mitigate the risk associated with a related party transaction, “unrelated” independent board members from both companies negotiated the terms of the Contribution, independent fairness opinions were obtained by both companies, and third-party accounting advisors were used to assist in determining the proper accounting treatment. As a result of the Contribution the Company owns approximately 81% of the total outstanding Pillarstone OP Units and continues to manage the properties under the Management Agreements. The error corrections impacted total assets, total liabilities and total equity as of December 31, 2017 by 0.4%, 0.7% and 0.02%, respectively. There was no impact on net income attributable to Whitestone REIT common shareholders.

•	The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk);

◦
Management determined that there were no indications of fraud by any party in connection with the accounting treatment of Pillarstone OP. In connection with the Contribution, management, in consultation with its outside accounting consultants, diligently researched VIE accounting guidance when making its initial determination that it was the primary beneficiary of Pillarstone OP. Further, the Company clearly communicated its intentions to consolidate Pillarstone OP in its Current Report on Form 8-K, filed with the SEC on December 9, 2016, regarding the closing of the Contribution.

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•
The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk);

◦
As discussed above, management believed and continues to believe that the proper accounting treatment for the Contribution agreement required significant judgment and consideration of the facts and circumstances and required the application of one of two possible accounting standards:

▪
The Contribution did not result in the transfer of a controlling financial interest in the entities that own the Pillarstone Properties and the Company should account for the Contribution agreement under the VIE requirements of ASC 810: or

▪
A controlling financial interest in Pillarstone OP was transferred to Pillarstone OP and the Company should account for the Contribution under ASC 360-20, Real Estate Sales during the periods prior to January 1, 2018 and ASC 610-20, Gains and losses from the Derecognition of Nonfinancial Assets for the periods after December 31, 2017.

◦	Management believes that the accounting treatment under either standard would produce materially similar financial statement results.

◦
Due to the complexity and judgment required, the Company considered the multiple facts and circumstances of the Contribution, utilizing its qualified and adequate internal resources, engaging additional qualified outside advisors and thoroughly discussing the analysis with its audit committee. Based on the detailed analysis and discussions with its audit committee the Company made a determination of the proper accounting treatment that was ultimately deemed to be in error due to the fact that the conclusion did not take into account the full legal authority of Pillarstone REIT as the general partner over the life of the Partnership.

•	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant;

◦
The Company determined that the control that was deficient was its review and approval of acquisitions, specifically its application of U.S. GAAP relating to its ownership of Pillarstone OP. In applying U.S. GAAP, the Company applied judgment and did not take into account the full legal authority of Pillarstone REIT as the general partner over the life of the Partnership. Due to the unique accounting nature of this transaction, which included significant judgment of form and substance, related parties, and putable equity the Company concluded there are no other controls that would combine with the controls that are determined to be deficient and/or directly impacted by the deficiency.

•	The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures);

◦
The identified deficiency related to an error in application of U.S. GAAP regarding the Company’s control of its acquired interest in Pillarstone OP. The identified deficiency related to a unique accounting transaction and there were no other deficiencies noted.

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•	The possible future consequences of the deficiency.

◦
The possible future consequences are limited, given that the deficiency relates to a non-recurring accounting transaction. The Company has also strengthened its ICFR through the addition of key controls regarding the identification of unique accounting matters and the engagement of management, third-party advisors and audit committee oversight regarding these matters.

The SEC guidance also provides factors that affect the magnitude of the misstatement that might result from a deficiency or deficiencies in ICFR include, but are not limited to, the following:

•	The financial statement amounts or total of transactions exposed to the deficiency;

◦
The deficiency relates only to the accounting treatment of the Contribution, was a one-time event and did not result in a restatement of the Company’s historical financial statements. In addition, the Company determined that under either accounting treatment, Pillarstone OP’s assets and results of operations subsequent to the Contribution would continue to be reflected on the balance sheet and income statement of the Company.

•	The volume of activity in the account balance or class of transactions exposed to the deficiency that has occurred in the current period or that is expected in future periods.

◦	The accounting treatment of the Contribution was a one-time event. The impact is known and quantifiable and will be reflected in future periods.

SEC guidance states that management should evaluate the effect of compensating controls when determining whether a control deficiency or combination of deficiencies is a material weakness. To have a mitigating effect, the compensating control should operate at a level of precision that would prevent or detect a misstatement that could be material. Management performed this assessment and identified the following compensating controls:

◦	Significant estimates are reviewed with the audit committee quarterly and by management at least quarterly; the accounting treatment of the Contribution was discussed with the Audit Committee.

◦	The Board of Trustees approves all significant transactions (e.g. sale of stock, purchase of stock, sale of properties, etc.) in accordance with an established authority matrix.

◦	The Company has adequate resources to provide timely and accurate information.

◦	Annually the Company performs reviews of employees to evaluate performance and competency.

◦
For acquisition transactions such as the Contribution, outside advisors with expertise in real estate transactions and VIE accounting are engaged to assist in the analysis of proper accounting treatment. The analysis and resulting journal entries are reviewed and approved by the CFO.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

◦
At least annually, the Controller compiles all identified material related party transactions and determines whether or not disclosure is required. The CFO reviews this work product and signs off on the summary of related party transactions that require disclosures.

◦
The process for updating/verifying key control activities includes at least an annual walk-through of controls/procedures, review and approval by the process owner and their supervisor of the key control changes and testing of the key controls. This process is overseen by the CFO and changes are reviewed by process owners. Significant deficiencies are monitored and reported to the audit committee and followed up regarding corrective actions.

◦	As part of the annual SOX update process, key fraud related controls are assessed for effectiveness by management and documented with the internal control testing.

Rule 1-02 of Regulation S-X [17 CFR 210.1-02(a)(4)] defines material weakness and significant deficiency as:

•
    Material weakness-- a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

•
    Significant deficiency-- a deficiency, or a combination of deficiencies, in ICFR that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

In determining whether a deficiency or a combination of deficiencies represents a material weakness or a significant deficiency, management considers all relevant information, such as compensating controls, materiality based on U.S. GAAP and SAB Topic 1.M and remediation efforts. As outlined in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, management evaluates whether any of the following indicators of a deficiency in ICFR exists and, if so, whether it represents a material weakness, a significant deficiency or simply a deficiency:

•	Identification of fraud, whether or not material, on the part of senior management;

◦	There were no indications of fraud by any party related to the deficiency.

•	Restatement of previously issued financial statements to reflect the correction of a material misstatement;

◦
The Company evaluated the materiality of the error, both quantitively under SAB Topic 1.N (SAB108) and qualitatively under SAB Topic 1.M (SAB 99) and has determined that the error was not material to prior period or current period financial statements. The Company has elected to correct the errors in the prior period consolidated financial statements presented in the Quarterly Report and in future filings and not to restate any previously issued financial statements.

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com

•
Identification by the auditor of a material misstatement of the financial statements in the current period in circumstances that indicate the misstatement would not have been detected by the company's ICFR; and

◦	The Company’s auditors did not identify a material misstatement.

•	Ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company’s audit committee.

◦
Management’s assessment did not indicate that the audit committee oversight was, or is, ineffective. The Company’s ICFR requires audit committee approval of quarterly and annual Form 10-Ks and 10-Qs prior to filing. The accounting matters that are the subject of this letter were discussed and reviewed in detail by the Company’s audit committee. The Company believes the change in accounting was made to a one-time transaction that involved complex application of U.S. GAAP and requires significant judgment. The Company conducted its assessment of the application of U.S. GAAP for the transaction with the assistance of its internal accounting personal, external advisors, and its audit committee, all of which possess the necessary skills and knowledge to make a reasonable conclusion after considering all of the facts and circumstances.

◦
After considering the foregoing, the Company concluded that the deficiency in ICFR did not result in a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. Management determined that that deficiency was a significant deficiency and has strengthened its ICFR through the addition of key controls regarding the identification of unique accounting matters and the formalization of a policy on the engagement of management, third-party advisors and audit committee oversight regarding these matters. As a result of the assessment above, the Company concluded that the Company’s ICFR was effective as of June 30, 2018 and December 31, 2017.

The Company also assessed the Company’s previous disclosures regarding the effectiveness of its disclosure controls and procedures in light of the accounting errors described in the Quarterly Report. As part of our re-evaluation of the overall effectiveness of our disclosure controls and procedures in light of the accounting errors, we carefully considered a number of factors, including: established SEC guidance on such disclosure controls and procedures; the overall design of our disclosure controls and procedures; and the nature of the accounting errors, including our determination that such errors, in the aggregate, did not result in a material weakness. In weighing all of these factors in light of the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act, management continues to believe that the Company’s disclosure controls and procedures were effective as of June 30, 2018 and December 31, 2017.

Rule 13a-15 of the Exchange Act requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. We note that the definition in Rule 13a-15(e) provides that “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Management has concluded that the accounting errors relating to the Contribution did not stem from the failure of controls allowing for the information to be communicated to management and disclosed in the Company’s SEC filings, but rather from an error in applying VIE accounting guidance to a one-time transaction. In determining the appropriate accounting treatment related to the Contribution, the Company considered the multiple facts and circumstances of the Contribution, utilizing its qualified and adequate internal resources, engaging additional qualified outside advisors and thoroughly discussing the analysis with its audit committee. Based on the detailed analysis and discussions with its audit committee the Company made a determination of the proper accounting treatment that was ultimately deemed to be in error due to the fact that the conclusion did not take into account the full legal authority of Pillarstone REIT as the general partner over the life of the Partnership. In addition, the accounting errors, as discussed above, were determined by the Company to be immaterial, and, in the aggregate, did not constitute a material weakness.

In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the SEC noted that the Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process summarize and report the information required in the issuer’s Exchange Act reports.” Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors. In addition, we believe that any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. No controls can provide absolute assurance that misstatements due to error will not occur. Accordingly, we believe that our disclosure controls and procedures, even when effective, may not prevent all errors, including accounting errors resulting from the inaccurate application of accounting principles.

For the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that the Company’s disclosure controls and procedures were effective as of December 31, 2017 and June 30, 2018.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (713) 435-2227.
Sincerely,
/s/ David K. Holeman
David K. Holeman
Chief Financial Officer

2600 South Gessner Suite 500 Houston, Texas 77063 Toll Free 866.789.7348 Fax 713.465.8847 www.whitestonereit.com